UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

RAGHSA S.A.

(Name of Applicant)

Cecilia Grierson 255, Floor 9,

C1107BHA, City of Buenos Aires,

Argentina

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
8.50% Notes due 2032	Undetermined Amount

Approximate Date of Proposed Public Offering:

As soon as practicable after the date of this Application for Qualification

Name and Address of Agent for Service:

Raghsa Real Estate LLC

950 Third Avenue, Suite 2805,

New York, New York, 10022

With Copies to:

Nicolas Teijeiro, Esq. NEXT Legal PLLC 1395 Brickell Avenue, Suite 800 Miami, FL 33131 (786) 785-1715	Christopher C. Paci, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500

Raghsa S.A. (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

1.	General Information.

(a)	Form of organization: Corporation (sociedad anónima)

(b)	State or other sovereign power under the laws of which organized: Republic of Argentina.

2.	Securities Act exemption applicable

Subject to the condition set forth in the last paragraph of this Item, the Company intends to issue 8.50% Notes due 2032 (the “New Notes”), which are the subject of this application, in exchange for any and all of its 8.50% Notes due 2027 (the “Existing Notes”) (the “Exchange Offer”).

The Company believes that the issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(9) thereunder.

The New Notes will be issued by the Company to the holders of Existing Notes exclusively and solely in exchange for its Existing Notes. Except for sales of New Notes to holders of Existing Notes outside the United States (as defined in Regulation S) in offshore transactions, no sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the transaction described herein. No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive New Notes in reliance on the exemption provided by Section 3(a)(9) of the Securities Act and such holders were not and will not be so solicited. The Company will pay (i) BCP Securities, Inc. (“BCP”), a fixed and non-contingent fee for financial advisory services in connection with the analysis, structuring and effecting of the Exchange Offer, and (ii) Balanz Capital Valores S.A.U (“Balanz”), a fixed and non-contingent fee for the solicitation of holders of Existing Notes exclusively in Argentina. Holders of the Company’s Existing Notes are not required to make any payment in connection with the Exchange Offer.

The Exchange Offer is subject to the Company making all applicable filings with, and obtaining all applicable authorizations from, the Argentine Securities Commission (the Comisión Nacional de Valores) required in connection with the issuance of the New Notes. Nothing in this Form shall be construed as an offer to exchange the Existing Notes or as a solicitation to exchange the Existing Notes in any jurisdiction.

AFFILIATIONS

3.	Affiliates.

(a)	The Company has the following direct or indirect subsidiaries:

(b)	See Item 4 for “Directors and Executive Officers” of the Company.

(c)	See Item 5 for “Principal Owners of Voting Securities” of the Company.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)	Directors and Executive Officers.

The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of the Company. The mailing address of each of the directors and executive officers is c/o Raghsa S.A., Cecilia Grierson 255, Floor 9, C1107BHA, City of Buenos Aires, Argentina.

Name	Position
Edgardo Khafif	Chairman
Gloria Btesh de Khafif	Vice-Chairman
Isaac Roberto Khafif	Director
Edgardo Khafif	Director
Elena Khafif	Director
Héctor Emilio Salvo	Director
Mariano Javier Vega	Director
Juan Pablo Morad	Director
Pablo Raúl Kiesel	Director

Name	Position
Edgardo Khafif	Chief Executive Officer and Head of Capital Markets and International Relations
Gloria Btesh de Khafif	Public Relations Manager
Elena Khafif	Head of Marketing and Sales
Mariano Javier Vega	Chief Financial Officer and General Manager
Juan Pablo Morad	General Counsel
Pablo Raúl Kiesel	Commercial Manager

5.	Principal owners of voting securities.

The Company’s shares are comprised of one class of common stock, par value Ps. 1.00 per share, representing 100% of our capital stock. Each share is entitled to five votes. Set forth below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this application:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of the Capital Stock	Percentage of Voting Securities Owned
Edgardo Khafif Trust	Ordinary shares	93,335,001	25.00%	25.00%
Isaac R. Khafif Trust	Ordinary shares	93,335,001	25.00%	25.00%
Elena Khafif	Ordinary shares	93,334,999	24.99%	24.99%
GMM Trust	Ordinary shares	23,407,032	6.26%	6.26%
Ivette K. Dabah Trust	Ordinary shares	69,927,967	18.73%	18.73%
Total		373,340,000	100.00%	100.00%

UNDERWRITERS

6.	Underwriters.

No person has acted as an underwriter of any securities of the Company during the three years prior to the date of the filing of this application. There is no proposed underwriter for the New Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application. BCP will be compensated as financial advisor and will not make any recommendation to holders of Existing Notes as to whether to exchange or refrain from exchanging their Existing Notes. Balanz will be compensated as Argentine dealer manager for the offering of New Notes to holders of Existing Notes exclusively in Argentina.

CAPITAL SECURITIES

7.	Capitalization.

(a)	Capitalization

The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

(i)	Debt Securities:

Existing Notes

Title of Class	Amount Authorized		Amount Outstanding
5.98% Local Notes Due 2026	U.S.$	10,000,000	U.S.$	10,000,000
8.50% Notes Due 2027	U.S.$	58,342,000	U.S.$	58,342,000
8.25% Notes Due 2030	U.S.$	56,777,276	U.S.$	56,777,276

(ii)	Equity Securities:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	Ps.373,340,000	100%

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The following is a summary of the provisions of the indenture included hereto as Exhibit T3C related to the New Notes (the “Indenture”) required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indenture provisions discussed. Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Indenture.

(A)	EVENTS OF DEFAULT.

The following is a summary list of “Events of Default” under the Indenture:

(i)	Each of the following events shall constitute an Event of Default with respect to the New Notes:

(a)	failure to pay interest (and such failure continues for a period of thirty (30) days);

(b)	failure to pay principal or premium;

(c)	failure to perform or comply with its obligations under Sections 3.10, 3.14, or Article IV of the Indenture, when applicable;

(d)

failure to observe or duly perform any other covenant or obligation contained in the Indenture or the New Notes and such failure continues for sixty (60) days after written notice of such failure has been received by the Company from the Trustee at the written request of Holders of at least 25% in aggregate of the principal amount of the New Notes Outstanding and stating that such notice is a “notice of default”; or

(e)

(i) failure to pay when due principal of or interest on any of the Company or such Restricted Subsidiary’s Indebtedness in an aggregate principal amount of at least U.S.$30,000,000 (or the equivalent thereof at the time of determination) and such failure continues after the grace period, if any, applicable thereto, or (ii) any other event of default occurs under any agreement or instrument relating to any such Indebtedness in an aggregate principal amount of at least U.S.$30.0 million (or the equivalent thereof at the time of determination), and such other event of default results in the acceleration of the maturity of such Indebtedness;

(f)

one or more final judgments or decrees for the payment of money in excess of U.S.$30.0 million (or the equivalent thereof at the time of determination), in the aggregate (to the extent not covered by insurance) are rendered against the Company or any of its Restricted Subsidiaries and not discharged and, in the case of each such judgment or decree, there is a period of ninety (90) days following such judgment during which such judgment or decree is not discharged, waived or the execution thereof stayed;

(g)

a court having jurisdiction enters a decree or order for (x) relief in respect of the Company or any of the Company’s Significant Subsidiaries in an involuntary case under Argentine Law No. 24,522, as amended (the “Bankruptcy Law”), or any other applicable bankruptcy, insolvency, or other similar law now or hereafter in effect or (y) appointment of an administrator, receiver, trustee or intervenor for the Company or any of the Company’s Significant Subsidiaries for all or substantially all of the property of the Company or any of the Company’s Significant Subsidiaries and, in each case, such decree or order remains unstayed and in effect for a period of ninety (90) consecutive days;

(h)

the Company or any of the Company’s Significant Subsidiaries (a) commences a voluntary case under the Bankruptcy Law or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (b) consents to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company or any of the Company’s Significant Subsidiaries for all or substantially all of the Company’s or any of the Company’s Significant Subsidiaries’ properties or (c) effects any general assignment for the benefit of creditors;

(i)

it becomes unlawful for the Company to perform or comply with the Company’s payment obligations under the Indenture and the New Notes and such condition shall continue for a period of ninety (90) days after written notice to that effect is received by the Company or by the Company and the Trustee from the Holders of at least 25% in aggregate principal amount of the Outstanding Notes and stating that such notice is a “notice of default”.

If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall transmit by mail, postage prepaid, to all Holders of Notes, as their names appear on the Register, a notice of such Default or Event of Default within 90 days after it occurs unless such Default or Event of Default shall have been cured or waived. Except in the case of a default in payment of the principal of (or premium, if any), or interest on any New Notes, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of Notes.

(B)	AUTHENTICATION AND DELIVERY.

At any time and from time to time, after the execution and delivery of the Indenture, the Company may deliver New Notes executed by the Company to the Trustee for authentication, together with the applicable documents referred to in the Indenture, and the Trustee shall thereafter authenticate and deliver such New Notes to or upon the order of the Company.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for Existing Notes.

(C)	RELEASE OF PROPERTY SUBJECT TO LIEN.

Not applicable.

(D)	SATISFACTION AND DISCHARGE; COVENANT DEFEASANCE.

Under the terms of the Indenture, the Company may at its option, by written notice executed by an Authorized Person of the Company delivered to the Trustee, elect either (A) to be deemed to have been discharged from its obligations with respect to all Outstanding New Notes on the date the conditions set forth in Section 10.4 are satisfied (“Total Defeasance”). For this purpose, Total Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the New Notes and to have satisfied all its other obligations under such New Notes and the Indenture insofar as such New Notes are concerned (and the Company and the Trustee, upon the written request of the Company, shall execute proper instruments acknowledging the same), except for the following, which shall survive until otherwise terminated or discharged hereunder: (i) the right of Holders of the New Notes to receive, solely from the trust fund set forth in Section 10.4 and as more fully set forth in such Section, payments in respect of the principal of and interest on such New Notes when such payments are due, (ii) the Company’s obligations under Sections 2.3, 2.4, 2.6, 2.7, 3.2, 3.3, 6.6, 6.10, 6.11 and 12.9; and (iii) the provisions of Article VI and Article X. Subject to compliance with Article X, the Company may exercise Total Defeasance notwithstanding the prior exercise of Partial Defeasance; or (B) to be released from its obligations under Sections 3.3, 3.10, 3.12, 3.13, 3.14, 3,15, 3.16, 3.17, 3.18, 3.19, 3.20 and Article IV, in which case, the occurrence of any event with respect to the New Notes specified in Section 5.1(b) and (c) shall not be deemed an Event of Default (but only insofar as such event relates to the obligations from which the Company has been expressly released pursuant to Section 10.3(i)), in each case, on and after the date the conditions set forth in Section 10.4 are satisfied (“Partial Defeasance”). For this purpose, Partial Defeasance means that the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such paragraph to the extent specified above, whether directly or indirectly by reason of any reference elsewhere herein or in the New Notes to any such paragraph or by reason of any reference in any such paragraph to any other provision herein or in the New Notes or in any other document, but the remainder of the Company’s obligations shall be unaffected thereby.

Under the terms of the Indenture, if at any time (a) the Company shall have paid or caused to be paid the principal of and interest (including Additional Amounts) on all the New Notes Outstanding (other than New Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.7) as and when the same shall have become due and payable, or (b) the Company shall have delivered to the Trustee for cancellation all New Notes theretofore authenticated (other than any New Notes that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.7 or (c) (i) all the New Notes not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one (1) year or are to be called for redemption within one (1) year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and (ii) the Company shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds the entire amount in cash (other than moneys repaid by the Trustee or any Paying Agent to the Company in accordance with Sections 11.3 or 11.4) sufficient to pay at maturity or upon redemption all New Notes (other than any New Notes that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.7) not theretofore delivered to the Trustee for cancellation, including principal and interest (including Additional Amounts) due or to become due on or prior to such date of maturity or redemption, as the case may be, and if, in any such case, the Company shall also pay or cause to be paid all other sums payable hereunder by the Company with respect to the New Notes, then the Indenture shall cease to be of further effect (except as to (i) rights of registration of transfer, exchange and replacement of New Notes, and the Company’s right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen New Notes, (iii) rights of Holders to receive payments of principal thereof and interest thereon (including Additional Amounts), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, protections, indemnities, obligations and immunities of the Trustee, each of the Agents and the Representative of the Trustee in Argentina hereunder and (v) the rights of the Holders as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them), and the Trustee, on written demand of the Company accompanied by an Officer’s Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging such satisfaction of and discharging this Indenture; provided that the rights of Holders of the New Notes to receive amounts in respect of principal of and interest on the New Notes held by them shall not be delayed longer than required by then-applicable mandatory rules or policies of any securities exchange upon which the New Notes are listed. Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee in Article III and Section 6.6 shall survive.

(E)	EVIDENCE OF COMPLIANCE WITH COVENANTS.

The Company will provide the Trustee:

(i) an English language version of its annual audited consolidated financial statements prepared in accordance with IFRS promptly upon such financial statements becoming available but not later than 90 days after the close of its fiscal year;

(ii) an English language version of its unaudited quarterly financial statements prepared in accordance with IFRS promptly upon such financial statements becoming available but not later than 60 days after the close of each fiscal quarter (other than the last fiscal quarter of its fiscal year);

(iii) simultaneously with the delivery of each set of financial statements referred to in clauses (i) and (ii) above, an Officer’s Certificate stating (a) that the Company is, to the best knowledge of such officer, in compliance with all conditions and covenants set forth in the Indenture (for purposes of this paragraph, such compliance shall be determined without regard to any period of grace or requirement of notice under the Indenture) and (b) whether a default or Event of Default exists on the date of such certificate and, if a Default or Event of Default exists, setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto;

(iv) without duplication, English language versions or summaries of such other reports or notices relating to material events or developments (hechos relevantes o esenciales) as may be filed or submitted by (and promptly after filing or submission by) the Company with (a) the CNV, (b) the Bulletin of the BYMA, (c) the information systems of the Argentine markets authorized by the CNV on which the New Notes are listed and/or other stock exchange on which the New Notes are listed or (d) if applicable, the SEC (in each case, to the extent that any such report or notice is generally available to its Holders or the public in Argentina or elsewhere and, in the case of clause (d), is filed or submitted pursuant to Rule 12g3-2(b) under, or Section 13 or 15(d) of, the Exchange Act); and

(v) upon any director, executive officer or Officer of the Company becoming aware of the existence of a Default or Event of Default or any event by reason of which payments of either principal or interest on the New Notes are prohibited, an Officer’s Certificate setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto.

Delivery of the above reports, information and documentation to the Trustee is for informational purposes only and the Trustee’s receipt of such reports will not constitute constructive notice of any information contained therein or determinable from information contained therein, including compliance with any of the Company’s covenants in the Indenture (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

The Company shall transmit to all Holders, in the manner and to the extent provided in the Trust Indenture Act Section 313(c), within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to the Trust Indenture Act Sections 314(a)(1) and (2) (including, without limitation, those of paragraphs (i) and (iii) above) as may be required by rules and regulations prescribed from time to time by the SEC.

9.	Other obligors.

Not applicable.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered 1 to 10, consecutively.

(b)	The statement of eligibility on Form T-1 of The Bank of New York Mellon, as Trustee for the form of Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)

Exhibit T3A. – A copy of the charter of the Company (which was originally incorporated under the name of “Red Argentina de Grandes Hoteles Sociedad Anónima”) (together with an English convenience translation) (incorporated by reference to Exhibit T3A to the Company’s Form T-3 filed on February 24, 2020);

(ii)

Exhibit T3B. – A copy of the existing bylaws (estatutos) of the Company, as amended (together with an English convenience translation) (incorporated by reference to Exhibit T3B to the Company’s Form T-3 filed on February 28, 2023);

(iii)	Exhibit T3C. – Draft form of the Indenture to be qualified;

(iv)	Exhibit T3D. – Not applicable;

(v)	Exhibit T3E. – Draft form of Preliminary Exchange Offer Memorandum; and

(vi)	Exhibit T3F. – Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Raghsa S.A., a sociedad anónima (corporation) organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Buenos Aires, Republic of Argentina, on the 29th day of October, 2024.

Raghsa S. A.

By:	/s/ Edgardo Khafif
Edgardo Khafif
Chief Executive Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

☐	CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)

THE BANK OF NEW YORK MELLON

(Exact name of trustee as specified in its charter)

New York	13-5160382
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. employer identification no.)

240 Greenwich Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

RAGHSA S.A.

(Exact name of obligor as specified in its charter)

Republic of Argentina	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Cecilia Grierson 255, Floor 9, C1107BHA, City of Buenos Aires, Argentina
(Address of principal executive offices)	(Zip code)

8.50% Notes due 2032

(Title of the indenture securities)

1. General information. Furnish the following information as to the Trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Superintendent of the Department of Financial Services of the State of New York	One State Street, New York, N.Y. 10004-1417, and Albany, N.Y. 12223
Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y. 10045
Federal Deposit Insurance Corporation	550 17th Street, NW Washington, D.C. 20429
The Clearing House Association L.L.C.	100 Broad Street New York, N.Y. 10004

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16. List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”).

1.

A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.	A copy of the existing By-laws of the Trustee (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-261533).

6.	The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-229519).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 25th day of October, 2024.

THE BANK OF NEW YORK MELLON

By:	/s/ Francine Kincaid
	Name:	Francine Kincaid
	Title:	Vice President

EXHIBIT 7

Consolidated Report of Condition of

THE BANK OF NEW YORK MELLON

of 240 Greenwich Street, New York, N.Y. 10286

And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business June 30, 2024, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar amounts in thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	4,447,000
Interest-bearing balances	124,648,000
Securities:
Held-to-maturity securities	46,429,000
Available-for-sale debt securities	90,238,000
Equity securities with readily determinable fair values not held for trading	0
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	0
Securities purchased under agreements to resell	14,252,000
Loans and lease financing receivables:
Loans and leases held for sale	0
Loans and leases held for investment	36,567,000
LESS: Allowance for credit losses on loans and leases	266,000
Loans and leases held for investment, net of allowance	36,301,000
Trading assets	5,138,000
Premises and fixed assets (including right-of-use assets)	2,859,000
Other real estate owned	0
Investments in unconsolidated subsidiaries and associated companies	1,426,000
Direct and indirect investments in real estate ventures	0
Intangible assets	6,894,000
Other assets	19,174,000

Total assets	351,806,000

LIABILITIES
Deposits:
In domestic offices	202,091,000
Noninterest-bearing	56,250,000
Interest-bearing	145,841,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	103,656,000
Noninterest-bearing	4,979,000
Interest-bearing	98,677,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	0
Securities sold under agreements to repurchase	3,971,000
Trading liabilities	1,864,000
Other borrowed money: (includes mortgage indebtedness and obligations under capitalized leases)	3,843,000
Not applicable
Not applicable
Subordinated notes and debentures	0
Other liabilities	8,819,000

Total liabilities	324,244,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	12,377,000
Retained earnings	17,418,000
Accumulated other comprehensive income	-3,368,000
Other equity capital components	0
Total bank equity capital	27,562,000
Noncontrolling (minority) interests in consolidated subsidiaries	0
Total equity capital	27,562,000

Total liabilities and equity capital	351,806,000

I, Dermot McDonogh, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Dermot McDonogh

Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Robin A. Vince Jeffrey A. Goldstein Joseph J. Echevarria	Directors